Exhibit 21.1

List of Subsidiaries

The detailed information of the Company and its consolidated subsidiaries and VIE are summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Zerolimit Technology Holding Co. Ltd. ("Zerolimit")	February 2, 2023	100%	Cayman Islands	Investment holding
Zerolimit Technology Holding Co. Limited ("Zerolimit HK")	March 13, 2023	100%	Hong Kong	Investment holding and sales and marketing
Zerolimit Holdings (Shenzhen) Co., Ltd. ("Shenzhen WFOE")	May 22, 2023	100%	China	Technical consulting and support service
Zhenglian Technology (Shenzhen) Co., Ltd.("Shenzhen VIE")	August 28, 2017	0% (Control through Contractual Agreements)	China	Software license and related services

Corporate Structure